SECURITIES AND EXCHANGE COMMISSION

06009580

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carmichael Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2415 E. Camelback Road, Suite 700
(No. and Street)

Phoenix (City) Arizona (State) 85016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Carmichael 602-508-6088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name – *if individual, state last, first, middle name*)

3003 N. Central Avenue, Suite 500, Phoenix, AZ 85012
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
AUG 21 2006
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CARMICHAEL SECURITIES COMPANY, LLC
Phoenix, Arizona

FINANCIAL STATEMENTS
December 31, 2005 and 2004
(Pursuant to Rule 17a-5(B)(3))

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

____, as of ______________________, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Ralph W. Carmichael, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to Carmichael Securities Company, LLC as of and for the years ended December 31, 2005 and 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Ralph W. Carmichael
Managing Director

Sworn to before me this
11th day of February 2006

ANNETTE GRAY
Notary Public - Arizona
Maricopa County
Expires 05/14/09

Notary Public

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

To the Member
Carmichael Securities Company, LLC
Phoenix, Arizona

We have audited the accompanying statements of financial condition of Carmichael Securities Company, LLC as of December 31, 2005 and 2004, and the related statements of operations, member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carmichael Securities Company, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Phoenix, Arizona
January 11, 2006

CARMICHAEL SECURITIES COMPANY, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS

	2005	2004
Cash	$ 51,003	$ 59,656
Equity securities owned	3,300	3,300
TOTAL ASSETS	$ 54,303	$ 62,956

LIABILITIES AND MEMBER'S EQUITY

	2005	2004
Accrued expenses	$ 10,398	$ 16,746
Member's equity	43,905	46,210
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 54,303	$ 62,956

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

CARMICHAEL SECURITIES COMPANY, LLC

STATEMENTS OF OPERATIONS

Years Ended December 31, 2005 and 2004

	2005	2004
REVENUE		
Management fees	$ -	$ 9,603
Interest income	990	229
Total revenue	990	9,832
EXPENSES		
Finder's fees	-	6,746
NASD fees	4,248	4,248
Operating expenses	6,090	10,492
Total expenses	10,338	21,486
Net operating loss	(9,348)	(11,654)
OTHER INCOME	17,043	30,482
NET EARNINGS	$ 7,695	$ 18,828

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

CARMICHAEL SECURITIES COMPANY, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

Years Ended December 31, 2005 and 2004

	2005	2004
MEMBER'S EQUITY, BEGINNING OF YEAR	$46,210	$23,284
CAPITAL CONTRIBUTIONS FROM MEMBER	-	4,098
DISTRIBUTION TO MEMBER	(10,000)	-
NET EARNINGS	7,695	18,828
MEMBER'S EQUITY, END OF YEAR	$43,905	$46,210

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

CARMICHAEL SECURITIES COMPANY, LLC

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005 and 2004

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$ 7,695	$ 18,828
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Effects of changes in operating assets and liabilities:		
Interest receivable	-	18
Accrued expenses	(6,348)	10,746
Net cash provided by operating activities	1,347	29,592
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions from member	-	4,098
Distribution to member	(10,000)	-
NET INCREASE (DECREASE) IN CASH	(8,653)	33,690
CASH, BEGINNING OF YEAR	59,656	25,966
CASH, END OF YEAR	$ 51,003	$ 59,656

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

CARMICHAEL SECURITIES COMPANY, LLC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2005 and 2004

ORGANIZATION

Carmichael Securities Company, LLC (the Company) is a limited liability company formed under the laws of the State of Delaware in 1998. Ralph W. Carmichael is the sole member and the managing director of the Company. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities pursuant to Section 15(b) under the Securities Exchange Act of 1934. The Company is a licensed broker-dealer in the states of California, Arizona, Connecticut, New York, Massachusetts, New Jersey, and Virginia, and is a member of the National Association of Securities Dealers, Inc.

The principal business activity of the Company is to provide investment banking and corporate finance services to domestic and international companies and to act as placement agent in the private placement of corporate securities in offerings exempt from registration under the Securities Act of 1933, as amended (Act). Placements of such securities will only be offered to accredited investors in accordance with the rules and the provision of Regulation D of the Act. The Company neither trades nor holds cash or securities on behalf of customers. The Company is therefore exempt from the requirements of the SEC's Rule 15c3-3 pertaining to the possession or control of customer-owned assets and cash reserve requirements pursuant to Section (k)(2)(i) of this rule.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

EQUITY SECURITIES OWNED

Investment securities are purchased with the intent and the ability to hold to maturity and are stated at cost, adjusted for amortization of premiums and accretion of discounts. Cost of securities sold for purposes of computing gains or losses is determined by the specific identification method.

INCOME TAXES

No provision for income taxes has been made as limited liability companies are not generally subject to income taxes. All income or loss "flows through" to the individual member who reports the income or loss on his respective tax returns.

This information is an integral part of the accompanying financial statements.

NOTE 1 – SECURITIES OWNED

At December 31, 2005 and 2004, investment securities are comprised of the following:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
December 31, 2005:				
Held to maturity equity securities	$ 3,300	$ 7,254	$ -	$10,554
December 31, 2004:				
Held to maturity equity securities	$ 3,300	$ -	$ -	$ 3,300

NOTE 2 – RELATED PARTY TRANSACTIONS

Carmichael & Company, LLC (CCL) is an affiliate, wholly-owned by Ralph W. Carmichael. CCL provides office space and administrative services to the Company at no cost to the Company. CCL also paid $0 and $4,098 of the Company's operating expenses during the years ended December 31, 2005 and 2004, respectively.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (Commission) under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2005 and 2004, the Company had net capital of $40,605 and $42,910, respectively, which was $35,605 and $37,910 in excess of the amount required to be maintained at that date, respectively.

NOTE 4 – SIGNIFICANT CONCENTRATIONS

Economic Dependency

The Company is dependent on its parent Company's (CCL) continued economic support through payments for operating expenses (see Note 2).

NOTE 5 – STATEMENT OF CASH FLOWS

Cash is on deposit with a major money center bank. The Company paid no interest expense or income taxes during 2005 and 2004.

SUPPLEMENTAL INFORMATION

CARMICHAEL SECURITIES COMPANY, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

December 31, 2005 and 2004

	2005	2004
Member's equity	$ 43,905	$ 46,210
Deductions and/or charges:		
Nonallowable assets:		
Securities owned not readily marketable	(3,300)	(3,300)
NET CAPITAL	$ 40,605	$ 42,910
Computation of net capital requirements:		
Minimum net capital required (greater of $5,000 or 6.67% of aggregate indebtedness)	$ 5,000	$ 5,000
EXCESS NET CAPITAL	$ 35,605	$ 37,910

Note: The difference between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part IIA FOCUS filing, are the reduction in the accrual of operating expenses of $5,079.

Also, securities owned not readily marketable were adjusted to cost of $3,300 from the current market value of $10,554.

The effect of these adjustments increased net capital and excess capital by $2,175.

CARMICHAEL SECURITIES COMPANY, LLC

STATEMENT REGARDING SEC RULE 15c3-3
December 31, 2005 and 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(i) of that rule.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Supplementary Report on Internal Control

To the Board of Directors
Carmichael Securities Company, LLC
Phoenix, Arizona

In planning and performing our audits of the financial statements of Carmichael Securities Company, LLC (the Company) as of and for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of the differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to it in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principals generally accepted in the United States of America. Rule 17a-5(g)(1) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operations that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Carmichael Securities Company, LLC as of and for the years ended December 31, 2005 and 2004, and does not affect our report thereon dated January 11, 2006.

The Company does not have an adequate segregation of duties over accounting transactions. This condition increases the possibility that errors or irregularities may occur and not be detected on a timely basis. When this condition exists, management's close supervision and review of accounting information is the best means of preventing or detecting errors and irregularities.

All accounting functions are completed by the managing director and sole owner of the Company.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's criteria.

The report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Clifton Gunderson LLP

Phoenix, Arizona
January 11, 2006